fRegistration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
_____________________________________
COLUMBIA LABORATORIES, INC.
(Exact name of registrant as specified in its charter)
_____________________________________

Delaware	59-2758596
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
354 Eisenhower Parkway
Livingston, New Jersey 07039
(973) 994-3999
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_____________________________________

Michael McGrane, Esq.
Senior Vice President, General Counsel and Secretary
Columbia Laboratories, Inc.
354 Eisenhower Parkway
Livingston, New Jersey 07039
(973) 994-3999

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

_____________________________________

Copy To:

Adam H. Golden, Esq.
Kaye Scholer LLP
425 Park Avenue
New York, New York 10022
(212) 836-8000
_____________________________________

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
_____________________________________

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common stock, par value $0.01 per share	9,285,261	$4.43	$41,133,706.20	$4,401.32
Total	9,285,261	$4.43	$41,133,706.20	$4,401.32

(1)
Includes 1,857,041 shares of common stock that are issuable upon exercise of outstanding warrants. Pursuant to Rule 416(a) under the Securities Act of 1933, this registration statement shall also cover any additional shares of our common stock that may be issued or become issuable upon exercise of such warrants by reason of any stock split, stock dividend or similar transaction.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933 based upon the average of the high and low prices of our common stock as reported by the Nasdaq National Market on March 23, 2006.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell the securities under this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED     , 2006

PRELIMINARY PROSPECTUS

COLUMBIA LABORATORIES, INC.

9,285,261 Shares of Common Stock

_____________________________________

The stockholders identified in this prospectus are offering for sale from time to time:

•	7,428,220 shares of our common stock; and

•	1,857,041 shares of our common stock that are issuable upon exercise of outstanding warrants.

On March 13, 2006, we sold to the stockholders identified in this prospectus 7,428,220 shares of our common stock and warrants to purchase 1,857,041 shares of our common stock at an exercise price of $5.39 per share, subject to adjustment, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in the event we effect any stock split, stock dividend or similar transaction.

We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the resale of the shares of the selling stockholders, except that we will receive the exercise price payable in connection with exercises of the warrants.

Our common stock is listed on the Nasdaq National Market under the symbol “CBRX”. On March 27, 2006, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $4.66 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

_____________________________________

The date of this prospectus is                , 2006.

In this prospectus, unless we indicate otherwise, “we,” “us,” “our” and “Columbia” refer to Columbia Laboratories, Inc. together with our subsidiaries.

We were incorporated in the State of Delaware in 1986. Our principal executive offices are located at 354 Eisenhower Parkway, Livingston, New Jersey 07039. Our telephone number is (973) 994-3999.

i

OVERVIEW

We are in the business of developing, manufacturing and selling pharmaceutical products that treat various medical conditions. We focus on developing drugs that improve treatment options for women’s reproductive healthcare and endocrine-related disorders. We have developed and are developing products for vaginal delivery of hormones and other drugs and for buccal delivery of hormones and peptides. The vaginal products adhere to the vaginal epithelium and the buccal products adhere to the mucosal membrane of the gum and cheek. Both forms provide sustained and controlled delivery of active drug ingredients. This delivery system is particularly useful for active drug ingredients that cannot be ingested. We have also developed Striant®, a buccal system for the treatment of hypogonadism in men. All of our products and product candidates utilize our Bioadhesive Delivery System, or BDS, which consists principally of a polymer (polycarbophil) and an active ingredient.

RISK FACTORS

If you purchase shares of our common stock, you will take on financial risk. In deciding whether to purchase shares, you should carefully consider the risks described below, together with all of the other information included in this prospectus, in considering our business and prospects. The risks and uncertainties described below are not the only ones facing Columbia. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We have a history of losses and we may continue to incur losses.

We have had a history of losses in each fiscal year since our founding. For the fiscal year ended December 31, 2005, we had a net loss of $9.3 million. If we and our partners are unable to successfully market our products, and otherwise increase sales of our products, and contain our operating expenses, we may not have sufficient funds to continue operations unless we are able to raise additional funds from sales of securities or otherwise. Additional financing may not be available to us on acceptable terms, if at all.

Our business is heavily dependent on the continued sale of Crinone®, Replens®, RepHresh®, Advantage-S® and Striant® by our marketing partners. If revenues from these partnered products fail to increase as anticipated, or materially decline, our financial condition and results of operations will be materially harmed.

Our operating results are heavily dependent on the revenues and royalties derived from the sale of Crinone® to Ares Trading S.A., or Serono, the sale of Replens®, RepHresh® and Advantage-S® to Lil’ Drug Store Products, Inc. and the sale of Striant® to Ardana Biosciences, Ltd., or Ardana, for sale in Europe. Revenues from sales of these partnered products in 2005 comprised approximately 68% of our total revenues. We do not control the amount and timing of marketing resources that our partners devote to our products. If Serono fails to effectively market Crinone®, Lil’ Drug Store Products fails to effectively market Replens®, RepHresh® and Advantage-S® , or Ardana fails to effectively market Striant® in Europe, this could have a material adverse effect on our business, financial condition and results of operations.

Our marketing agreement for Prochieve® may be terminated under certain circumstances.

We market Prochieve® under a June 2002 sublicense from Serono under the worldwide license we granted to Serono for our progesterone gel. Under the terms of the license and sublicense, Serono markets Crinone® in the U.S. to a defined list of fertility specialists. We are free to market Prochieve® to all other physicians in the U.S., including obstetricians, gynecologists and primary care physicians. Serono receives a 30% royalty on all Prochieve® sales dispensed to patients of physicians outside its target list of fertility specialists and an additional 40% royalty on all Prochieve® sales dispensed to patients of physicians on Serono’s target list of fertility specialists. Serono may terminate our marketing agreement for Prochieve® by sending us written notice if (i) Prochieve® is dispensed to patients of physicians on Serono’s target list of fertility specialists in any one calendar quarter at the rate of 10% or more of the amount of Crinone® dispensed to those patients, (ii) Serono notifies us in writing of its intent to terminate the marketing agreement and (iii) such rate continues to equal or exceed 10% during the three month period following such notice or a subsequent three month period. If the marketing agreement is terminated and Serono does not market Crinone® to the physicians we call on, our profitability with respect to Crinone®/Prochieve® may be reduced significantly.

Healthcare insurers and other payors may not pay for our products or may impose limits on reimbursement.

Our ability to commercialize our prescription products will depend, in part, on the extent to which reimbursement for our products is available from third-party payors, such as health maintenance organizations, health insurers and other public and private payors. If we succeed in bringing new prescription products to market, we cannot be assured that third-party payors will pay for such products, or establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development.

Many health maintenance organizations and other third-party payors use formularies, or lists of drugs for which coverage is provided under a healthcare benefit plan, to control the costs of prescription drugs. Each payor that maintains a drug formulary makes its own determination as to whether a new drug will be added to the formulary and whether particular drugs in a therapeutic class will have preferred status over other drugs in the same class. This determination often involves an assessment of the clinical appropriateness of the drug and, in some cases, the cost of the drug in comparison to alternative products. Our current or our future products may not be added to payors’ formularies, our products may not have preferred status to alternative therapies, and formulary decisions may not be conducted in a timely manner. Once reimbursement at an agreed level is approved by a third-party payor, we may lose that reimbursement entirely or we may lose the similar or better reimbursement we receive compared to competitive products. As reimbursement is often approved for a period of time, this risk is greater at the end of the time period, if any, for which the reimbursement was approved. We may also decide to enter into discount or formulary fee arrangements with payors, which could result in us receiving lower or discounted prices for Prochieve® and Striant® or future products.

We face significant competition from pharmaceutical and consumer product companies, which may adversely impact our market share.

We and our marketing partners compete against established pharmaceutical and consumer product companies that market products addressing similar needs. Further, numerous companies are developing, or may develop, enhanced delivery systems and products that compete with our present and proposed products. It is possible that we may not have the resources to withstand these and other competitive forces. Some of these competitors may possess greater financial, research and technical resources than our company or our partners. Moreover, these companies may possess greater marketing capabilities than our company or our partners, including the resources to implement extensive advertising campaigns.

The pharmaceutical industry is subject to change as new delivery technologies are developed, new products enter the market, generic versions of available drugs become available, and treatment paradigms evolve to reflect these and other medical research discoveries. We face significant competition in all areas of our business. The rapid pace of change in the pharmaceutical industry continually creates new opportunities for existing competitors and start-ups, and can quickly render existing products less valuable. Customer requirements and physician and patient preferences continually change as new treatment options emerge, are more or less heavily promoted, and become less expensive. As a result, we may not gain, and may lose, market share.

Crinone®/Prochieve®, a natural progesterone product, competes in markets with other progestins, both synthetic and natural, that may be delivered orally, by injection or by pharmacy compounded vaginal suppository. Some of the more successful orally-dosed products include Provera® (medroxyprogesterone acetate) marketed by Pfizer Inc., Prometrium® (oral micronized progesterone) marketed by Solvay S.A., Prempro® (conjugated estrogens/medroxyprogesterone acetate tablets), and Premphase® (conjugated estrogens/medroxyprogesterone acetate tablets) marketed by Wyeth.

Striant® competes against other testosterone products that can be delivered by injection, transdermal patch and transdermal gel. Some of the more successful testosterone products include AndroGel® (testosterone gel) marketed by Unimed Pharmaceuticals, Inc., Testim® (testosterone gel) marketed by Auxilium Pharmaceuticals Inc., and Androderm® (testosterone transdermal system) marketed by Watson Pharma, Inc. Competition is based primarily on delivery method. Transdermal testosterone gels currently have the largest market share and transdermal testosterone patches have the next largest market share, followed by injectable products. Striant® is priced comparably to the gels and patches.

Our products could demonstrate hormone replacement risks.

In the past, certain studies of female hormone replacement therapy products, such as estrogen, have reported an increase in health risks. Progesterone is a natural female hormone, present at normal levels in most women through their lifetimes. However, some women require progesterone supplementation due to a natural or chemical-related progesterone deficiency. It is possible that data suggesting risks or problems may come to light in the future which could demonstrate a health risk associated with progesterone or progestin supplementation or our 8% and 4% progesterone gels. It is also possible that future study results for hormone replacement therapy could be negative and could result in negative publicity about the risks and benefits of hormone replacement therapy. As a result, physicians and patients may not wish to prescribe or use progestins, including our progesterone gels.

Similarly, while testosterone is a natural male hormone, present at normal levels in most men through their lifetime, some men require testosterone replacement therapy, or TRT, to normalize their testosterone levels. It is possible that data suggesting risks or problems may come to light in the future which could demonstrate a health risk associated with TRT or Striant®. It is also possible that future study results for hormone replacement therapy could be negative and could result in negative publicity about the risks and benefits of hormone replacement therapy. As a result, physicians and patients may not wish to prescribe or use TRT products, including Striant®.

In addition investors may become concerned about these issues and decide to sell our common stock. These factors could adversely affect our business and the price of our common stock.

We may be exposed to product liability claims.

We could be exposed to future product liability claims by consumers. Although we presently maintain product liability insurance coverage in the amount of $15 million, such insurance may not be sufficient to cover all possible liabilities. An award against us in an amount greater than our insurance coverage could have a material adverse effect on our operations. Some customers require us to have a minimum level of product liability insurance coverage before they will purchase or accept our products for distribution. If we fail to satisfy insurance requirements, our ability to achieve broad distribution of our products could be limited. This could have a material adverse effect upon our business and financial condition.

Steps taken by us to protect our proprietary rights might not be adequate, in which case competitors may infringe on our rights or develop similar products. The United States and foreign patents upon which our original Bioadhesive Delivery System was based have expired.

Our success and competitive position are partially dependent on our ability to protect our proprietary position for our technology, products and product candidates. We rely primarily on a combination of patents, trademarks, copyrights, trade secret laws, third-party confidentiality and nondisclosure agreements and other methods to protect our proprietary rights. The steps we take to protect our proprietary rights, however, may not be adequate. Third parties may infringe or misappropriate our patents, copyrights, trademarks and similar proprietary rights. Moreover, we may not be able or willing, for financial, legal or other reasons, to enforce our rights. To date, we have never been a party to a proprietary rights action.

Bio-Mimetics, Inc. held the patent upon which our original BDS was based and granted us a license under that patent. Bio-Mimetics’ patent contained broad claims covering controlled release products that include a bioadhesive. However, this United States patent and its corresponding foreign patents expired in November 2003. Based upon the expiration of the original Bio-Mimetics patent, other parties will be permitted to make, use or sell products covered by the claims of the Bio-Mimetics patent, subject to other patents, including those which we hold. We have obtained numerous patents with claims covering improved methods of formulating and delivering therapeutic compounds using the BDS. We cannot assure you that any of these patents will enable us to prevent infringement, or that our competitors will not develop alternative methods of delivering compounds, potentially resulting in competitive products outside the protection that may be afforded by our patents. Other companies may independently develop or obtain patent or similar rights to equivalent or superior technologies or processes. Additionally, although we believe that our patented technology has been independently developed and does not infringe on the proprietary rights of others, we cannot assure you that our products do not and will not infringe on the proprietary rights of others. In the event of infringement, we may be required to modify our technology or products, obtain licenses or pay license fees. We may not be able to do so in a timely manner or upon acceptable terms and conditions. This may have a material adverse effect on our operations.

The standards that the U.S. Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. Limitations on patent protection in some countries outside the U.S., and the differences in what constitutes patentable subject matter in these countries, may limit the protection we seek outside of the U.S. For example, methods of treating humans are not patentable subject matter in many countries outside of the U.S. In addition, laws of foreign countries may not protect our intellectual property to the same extent as would laws of the U.S. In determining whether or not to seek a patent or to license any patent in a particular foreign country, we weigh the relevant costs and benefits, and consider, among other things, the market potential of our product candidates in the jurisdiction and the scope and enforceability of patent protection afforded by the law of the jurisdiction.

We own or are seeking registration of the following as trademarks in countries throughout the world: Crinone®, Prochieve®, Striant®, and Striant® SR. These trademarks, however, may not afford us adequate protection or we may not have the financial resources to enforce our rights under these trademarks.

We are subject to government regulation, which could affect our ability to sell products.

Nearly every aspect of the development, manufacture and commercialization of our approved pharmaceutical products is subject to time-consuming and costly regulation by various governmental entities, including the Food and Drug Administration, or FDA, the Drug Enforcement Administration and state agencies, as well as regulatory agencies in those foreign countries in which our products are manufactured or distributed. The FDA has the power to seize adulterated or misbranded products and unapproved new drugs, to require their recall from the market, to enjoin further manufacture or sale, and to publicize certain facts concerning a product.

We employ various quality control measures in our efforts to ensure that our products conform to their intended specifications and meet the standards prescribed by applicable governmental regulations, including FDA’s current Good Manufacturing Practices regulations. Notwithstanding our efforts, our products or the ingredients we purchase from our suppliers for inclusion in our products may contain undetected defects or non-conformities with specifications. Such defects or non-conformities could compel us to recall the affected product, make changes to or restrict distribution of the product, or take other remedial actions. The occurrence of such events may harm our relations with or result in the loss of customers, injure our reputation, impair market acceptance of our products, harm our financial results, and, in certain circumstances, expose us to product liability or other claims.

The development of our pharmaceutical products, including the development of Prochieve® 8% for the prevention of preterm birth, is uncertain and subject to a number of significant risks.

Some of our pharmaceutical products are in various stages of development. In the United States and most foreign countries, we must complete extensive human clinical trials that demonstrate the safety and efficacy of a product in order to apply for regulatory approval to market the product.

The process of developing product candidates involves a degree of risk and may take several years. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:

•	Clinical trials may show our product candidates to be ineffective or to have harmful side effects;

•	Product candidates may fail to receive regulatory approvals required to bring the products to market;

•	Manufacturing costs or other factors may make our product candidates uneconomical; and

•	The proprietary rights of others and their competing products and technologies may prevent our product candidates from being effectively commercialized.

Success in early clinical trials does not ensure that large-scale clinical trials will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals.

The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict. The speed with which we can complete clinical trials and applications for marketing approval will depend on several factors, including the following:

•
The rate of patient enrollment, which is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study, and the nature of the study protocol;

•	Institutional review board, or IRB, approval of the study protocol and the informed consent form;

•	Prior regulatory agency review and approval;

•	Analysis of data obtained from clinical activities, which are susceptible to varying interpretations and which interpretations could delay, limit or prevent regulatory approval;

•	Changes in the policies of regulatory authorities for drug approval during the period of product development; and

•	The availability of skilled and experienced staff to conduct and monitor clinical studies and to prepare the appropriate regulatory applications.

In addition, developing product candidates is very expensive and will continue to have a significant impact on our ability to generate profits. Factors affecting our product development expenses include:

•	Our ability to raise any additional funds that we need to complete our trials;

•	The number and outcome of clinical trials conducted by us and/or our collaborators;

•	The number of products we may have in clinical development;

•	In-licensing or other partnership activities, including the timing and amount of related development funding, license fees or milestone payments; and

•	Future levels of our revenue.

Clinical trials are expensive and can take years to complete, and there is no guarantee that the clinical trials will demonstrate sufficient safety and/or efficacy of the products to meet FDA requirements, or those of foreign regulatory authorities.

In November 2003, we announced a Phase III multi-center, randomized, double-blind, placebo-controlled, clinical trial designed to assess the efficacy, safety and tolerability of Prochieve® 8% (progesterone gel) in preventing preterm delivery in pregnant women who are at increased risk for preterm birth. The study protocol defines “at risk” patients as pregnant women who have either a history of a spontaneous preterm delivery, or who have a cervical length of 2.5 cm or less, as measured by transvaginal ultrasound, with the current pregnancy. Patients are randomized to receive either Prochieve® 8% or placebo. Treatment is initiated between 18 and 22 weeks of gestation and administered daily until delivery, withdrawal from the study, development of preterm rupture of the membranes, or until 37 completed weeks of gestation. This study is designed to enroll 636 patients; 414 patients were enrolled at the end of February 2006. From October 2005 through February 2006, enrollment averaged 35 patients per month, a rate we expect to maintain going forward through the addition of new study centers and execution of its study-related marketing efforts. From October 2005 through February 2006, we added 10 study centers. We had 53 study centers (42 domestic and 11 foreign) open at the end of February 2006. Because there is no approved treatment for preterm birth, and because of the growing incidence, and economic and social impact, of this problem, we are hopeful that the FDA will grant an expedited review during 2007. Enrollment of patients may not be completed in a timely manner and the study may not be successful. If the study does not demonstrate that Prochieve® 8% (progesterone gel) prevents preterm delivery in pregnant women who are at increased risk for preterm birth, our future sales opportunities and profitability would be reduced significantly.

We may experience adverse events in clinical trials, which could delay or halt our product development.

Our product candidates may produce serious adverse events. These adverse events could interrupt, delay or halt clinical trials of our product candidates and could result in FDA or other regulatory authorities denying approval of our product candidates for any or all targeted indications. An Institutional Review Board, or IRB, independent data safety monitoring board, the FDA, other regulatory authorities, or we ourselves may suspend or terminate clinical trials at any time. Our product candidates may prove not to be safe for human use.

Delays or failures in obtaining regulatory approvals may delay or prevent marketing of the products that we are developing.

Other than Prochieve®, all of our product candidates are in clinical development and have not received regulatory approval from the FDA or any foreign regulatory authority. The regulatory approval process typically is extremely expensive, takes many years, and the timing or likelihood of any approval cannot be accurately predicted. Delays in obtaining regulatory approval can be extremely costly in terms of lost sales opportunities and increased clinical trial costs. If we fail to obtain regulatory approval for our current or future product candidates or expanded indications for currently marketed products, we will be unable to market and sell such products and indications and therefore may never be profitable.

As part of the regulatory approval process, we must conduct clinical trials for each product candidate to demonstrate safety and efficacy. The number of clinical trials that will be required varies depending on the product candidate, the indication being evaluated, the trial results, and the regulations applicable to any particular product candidate.

The results of initial clinical trials of our product candidates do not necessarily predict the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through initial clinical trials. The data collected from the clinical trials of our product candidates may not be sufficient to support FDA or other regulatory approval. In addition, the continuation of a particular study after review by an IRB or independent data safety monitoring board does not necessarily indicate that our product candidate will achieve the clinical endpoint.

The FDA and other regulatory agencies can delay, limit or deny approval for many reasons, including:

•	A product candidate may not be deemed to be safe or effective;

•	The manufacturing processes or facilities we have selected may not meet the applicable requirements; and

•	Changes in their approval policies or adoption of new regulations may require additional clinical trials or other data.

 Any delay in, or failure to receive, approval for any of our product candidates could prevent us from growing our revenues or achieving profitability.

We are dependent on a principal supplier, the loss of which could impair our ability to manufacture and sell our products.

Medical grade, cross-linked polycarbophil, the polymer used in our BDS-based products is currently available from only one supplier, Noveon, Inc., or Noveon. We believe that Noveon will supply as much of the material as we require because our products rank among the highest value-added uses of the polymer. In the event that Noveon cannot or will not supply enough of the product to satisfy our needs, we will be required to seek alternative sources of polycarbophil. An alternative source of polycarbophil may not be available on satisfactory terms or at all, which would impair our ability to manufacture and sell our products.

We are dependent upon third-party developers and manufacturers, the loss of which could result in a loss of revenues.

We rely on third parties to develop and manufacture our products. These third parties may not be able to satisfy our needs in the future, and we may not be able to find or obtain FDA approval of alternate developers and manufacturers. Delays in the development and manufacture of our products could have a material adverse effect on our business. This reliance on third parties could have an adverse effect on our profit margins. Any interruption in the manufacture of our products would impair our ability to deliver our products to customers on a timely and competitive basis, and could result in the loss of revenues.

The loss of our key executives could have a significant impact on our company.

Our success depends in large part upon the abilities and continued service of our executive officers and other key employees, particularly Robert S. Mills, our President and Chief Executive Officer. We have entered into an employment agreement with Mr. Mills, which expires in March 2007. The loss of services of our officers and directors could have a material adverse effect on our business and prospects.

We may be limited in our use of our net operating loss carryforwards.

As of December 31, 2005, we had certain net operating loss carryforwards of approximately $128 million that may be used to reduce our future U.S. federal income tax liabilities. Our ability to use these loss carryforwards to reduce our future U.S. federal income tax liabilities could be lost if we were to experience more than a 50% change in ownership within the meaning of Section 382(g) of the Internal Revenue Code. If we were to lose the benefits of these loss carryforwards, our future earnings and cash resources would be materially and adversely affected.

Sales of large amounts of common stock may adversely affect our market price. The issuance of preferred stock may adversely affect rights of common stockholders.

On March 13, 2006, we sold 7,428,220 shares of our common stock to the stockholders identified in this prospectus at a price of $4.04 per share, and warrants to purchase 1,857,041 shares of common stock at an exercise price of $5.39 per share, subject to adjustment. Gross proceeds from the sale of those shares were approximately $30 million. The warrants are exercisable beginning 180 days from the date of issuance, and expire five years thereafter. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in the event we effect any stock split, stock dividend, recapitalization, reclassification, combination or exchange of shares, reorganization, liquidation, dissolution, consolidation or merger. We agreed to file, within 30 days of the issuance of such securities, the registration statement of which this prospectus forms a part with the Securities and Exchange Commission to register for resale such shares of common stock and the shares of common stock issuable upon the exercise of the warrants, and to cause the registration statement to become effective within 120 days following the closing. We will be required to pay certain cash penalties if we do not meet such registration obligations.

As of March 17, 2006, we had 49,266,382 shares of common stock outstanding, of which 41,438,162 shares were freely tradable. As of that date, approximately 400,000 shares of our common stock were restricted securities, but may be sold pursuant to Rule 144 under the Securities Act, or another exemption under the Securities Act. We also have the following securities outstanding: series B convertible preferred stock, series C convertible preferred stock, series E convertible preferred stock, warrants and options. If all of these securities are exercised or converted, an additional 12,619,408 shares of common stock will be outstanding, all of which will have been registered for resale under the Securities Act. When issued, these registered shares will be freely tradable and restricted shares will be saleable under Rule 144 in the future. The exercise and conversion of these securities is likely to dilute the book value per share of our common stock. In addition, the existence of these securities may adversely affect the terms on which we can obtain additional equity financing.

In March 2002, our board of directors authorized shares of series D junior participating preferred stock in connection with its adoption of a stockholder rights plan, under which we issued rights to purchase series D convertible preferred stock to holders of our common stock. Upon certain triggering events, such rights become exercisable to purchase shares of common stock (or, in the discretion of our board of directors, series D convertible preferred stock) at a price substantially discounted from the then current market price of our common stock.

Under our certificate of incorporation, our board of directors has the authority to issue up to 1.0 million shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our stockholders. The rights of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock that may be issued in the future. While we have no present intention to authorize any additional series of preferred stock, such preferred stock, if authorized, may have other rights, including economic rights senior to the common stock, and, as a result, their issuance could have a material adverse effect on the market value of our common stock.

Changes in, or interpretations of, accounting principles could result in unfavorable accounting charges.

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles. A change in these principles can have a significant effect on our reported results and may even retroactively affect previously reported transactions. Our accounting principles that recently have been or may be affected by changes in the accounting principles are as follows:

•	Revenue recognition;

•	Accounting for share-based payments;

•	Accounting for income taxes; and

•	Accounting for business combinations and related goodwill.

In particular, the Financial Accounting Standards Board, or FASB, recently issued Statement of Financial Accounting Standards, or SFAS, 123R which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of operations. The accounting provisions of SFAS 123R are effective for annual periods beginning after June 15, 2005. We are required to adopt SFAS 123R in the first quarter of fiscal year 2006. We believe that the adoption of SFAS 123R will have a significant adverse effect on our reported financial results and may impact the way in which we conduct our business.

We do not intend to pay cash dividends on our common stock. As a result, you will not receive any periodic income from an investment in our common stock.

We have never paid a cash dividend on our common stock and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain any earnings for use in the development and expansion of our business. In addition, applicable provisions of Delaware law and our debt instruments may affect our ability to declare and pay dividends on our common stock and our preferred stock. Accordingly, you should not expect to receive any periodic income from owning our common stock. Any economic gain on your investment will be solely from an appreciation, if any, in the price of the stock.

Anti-takeover provisions could impede or discourage a third-party acquisition of our company. This could prevent stockholders from receiving a premium over market price for their stock.

We are a Delaware corporation. Anti-takeover provisions of Delaware law impose various obstacles to the ability of a third party to acquire control of our company, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has adopted a stockholder rights plan and has designated a series of preferred stock that could be used defensively if a takeover is threatened. Our incorporation under Delaware law, our stockholder rights plan and our ability to issue additional series of preferred stock could impede a merger, takeover or other business combination involving our company or discourage a potential acquiror from making a tender offer for our common stock. This could reduce the market value of our common stock if investors view these factors as preventing stockholders from receiving a premium for their shares.

We are exposed to market risk from foreign currency exchange rates.

With two operating subsidiaries and third party manufacturers in Europe, economic and political developments in the European Union can have a significant impact on our business. All of our products are currently manufactured in Europe. We are exposed to currency fluctuations related to payment for the manufacture of our products in Euros and other currencies and selling them in U.S. dollars and other currencies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained or incorporated by reference in this prospectus that are not historical facts are forward-looking. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, conduct and completion of clinical trials, product introductions, entry into new geographic regions, and general optimism about future operations or operating results. Some of these statements can be identified by the use of forward-looking terminology such as “prospects,” “outlook,” “believes,” “estimates,” “intends,” “may,” “will,” “should,” “anticipates,” “expects” or “plans,” or the negative or other variation of these or similar words, or by discussion of trends and conditions, strategy or risks and uncertainties.

These forward-looking expectations are based on current assumptions within the bounds of management’s knowledge of our business and operations and which management believes are reasonable. These assumptions are subject to risks and uncertainties, and actual results could differ materially from expectations because of issues and uncertainties such as those listed under the caption “Risk Factors” and elsewhere in this prospectus which, among others, should be considered in evaluating our future financial performance. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this prospectus. Readers are advised to consult any further disclosures we may make on related subjects in subsequent reports filed with the SEC.

Additional information on factors that may affect our business and financial results can be found in our filings with the SEC. All forward-looking statements should be considered in light of these risks and uncertainties. We assume no responsibility to update forward-looking statements made in this prospectus.

USE OF PROCEEDS

The shares of common stock being offered are solely for the accounts of the selling stockholders pursuant to their contractual registration rights. We will not receive any proceeds from the resale of the shares of the selling stockholders. We will receive the exercise price payable in connection with exercises of the warrants, which we intend to use for general corporate purposes. See “Selling Stockholders.”

SELLING STOCKHOLDERS

1,857,041 shares of our common stock that may be offered and sold pursuant to this prospectus are issuable upon exercise of outstanding warrants. The selling stockholders identified below are holders of our common stock and warrants as of the date hereof.

The following table sets forth information about the selling stockholders and the number of shares of common stock beneficially owned by them, including upon exercise of the warrants (which become exercisable on September 9, 2006). We received this information from the selling stockholders. Except for James J. Apostolakis, who was our Vice President, Investor Relations, and Knott Partners, LP, which (individually or with its affiliates), held more than 5% of our outstanding capital stock prior to the offering contemplated hereby, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with Columbia or any of our predecessors or affiliates. In addition, the selling stockholders identified below may have acquired, sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information regarding their securities. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in the event we effect any stock split, stock dividend or similar transaction. Therefore, we are unable to determine the exact number of shares that actually will be sold.

The number and percentage of shares beneficially owned is based on 49,266,382 shares issued and outstanding as of March 17, 2006, determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, or the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which a selling stockholder has sole or shared voting power or investment power and also any shares which that selling stockholder has the right to acquire within 60 days of March 17, 2006 through the exercise of any stock option or other rights. Notwithstanding the foregoing, the shares of common stock underlying the warrants held by each selling stockholder are treated as being beneficially owned by them, although the warrants will not be exercisable until September 9, 2006.

The shares of common stock are being registered to permit public secondary trading of the shares and the selling stockholders may offer the shares for sale from time to time. See “Plan of Distribution.”

Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to this Offering		Maximum Number of Shares of Common Stock Being Sold in this Offering	Number of Shares of Common Stock Beneficially Owned After this Offering (1)
	Number	Percent		Number	Percent

Knott Partners, L.P.	1,809,358(2)	3.6%	375,750(2)	1,433,608	2.9%
Finderne, LLC	73,525(3)	*	28,625(3)	44,900	*
Commonfund Hedged Equity Company	217,650(4)	*	37,250(4)	180,400	*
Matterhorn Offshore Fund Limited	2,435,482(5)	4.9%	1,011,061(5)	1,424,421	2.9%
Shoshone Partners, LP	1,086,950(6)	2.2%	403,750(6)	683,200	1.4%
Baker Bros. Investments, L.P.	29,377(7)	*	29,377(7)	*	*
Baker Bros. Investments II, L.P.	39,122(8)	*	39,122(8)	*	*
Baker Biotech Fund I, L.P.	60,837(9)	*	60,837(9)	*	*
Baker Biotech Fund I, L.P.	108,901(10)	*	108,901(10)	*	*
Baker Biotech Fund II, L.P.	265,451(11)	*	265,451(11)	*	*
Baker Biotech Fund II (Z), L.P.	52,005(12)	*	52,005(12)	*	*
Baker Biotech Fund III, L.P.	427,783(13)	*	427,783(13)	*	*
Baker Biotech Fund III (Z), L.P.	69,925(14)	*	69,925(14)	*	*
14159, L.P.	29,516(15)	*	29,516(15)	*	*
Harvest Offshore Investors	982,500(16)	2.0%	329,768(16)	652,732	1.3%
New Americans LLC	143,582(17)	*	53,192(17)	90,390	*
Harvest Capital, LP	467,975(18)	*	172,042(18)	295,933	*
CL Harvest LLC	68,165(19)	*	33,440(19)	34,725	*
Harvest AA Capital LP	79,316(20)	*	24,902(20)	54,414	*
TE Harvest Portfolio Ltd.	890,763(21)	1.8%	480,403(21)	410,360	*
Domain Public Equity Partners, L.P.	773,515(22)	1.6%	773,515(22)	*	*
CastleRock Partners, L.P.	278,465(23)	*	278,465(23)	*	*
CastleRock Partners II, L.P.	24,752(24)	*	24,752(24)	*	*
CastleRock Fund, Ltd.	185,643(25)	*	185,643(25)	*	*
Bermuda Partners, L.P.	37,128(26)	*	37,128(26)	*	*
HFR HE Systematic Master Trust	92,822(27)	*	92,822(27)	*	*
Curran Partners	618,812(28)	1.3%	618,812(28)	*	*
Curran Family Partners II	247,525(29)	*	247,525(29)	*	*
Royal Bank of Canada	541,460(30)	1.1%	541,460(30)	*	*
Iroquois Master Fund Ltd.	363,552(31)	*	363,552(31)	*	*
Hudson Bay Fund LP	309,406(32)	*	309,406(32)	*	*
Nite Capital LP	309,406(32)	*	309,406(32)	*	*
UBS O'Connor LLC fbo O'Connor PIPEs Corporate Strategies Master Limited	309,406(32)	*	309,406(32)	*	*
Enable Growth Partners LP	225,866(33)	*	225,866(33)	*	*

Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to this Offering		Maximum Number of Shares of Common Stock Being Sold in this Offering	Number of Shares of Common Stock Beneficially Owned After this Offering (1)
	Number	Percent		Number	Percent

Enable Opportunity Partners LP	37,128(34)	*	37,128(34)	*	*
Pierce Diversified Strategy Master Fund LLC	46,411(35)	*	46,411(35)	*	*
Smithfield Fiduciary Ltd.	309,406(32)	*	309,406(32)	*	*
Capital Ventures International	156,250(36)	*	156,250(36)	*	*
Capital Ventures International	153,156(37)	*	153,156(37)	*	*
RAQ, LLC	77,351(38)	*	77,351(38)	*	*
Valesco Healthcare Partners I LP	16,243(39)	*	16,243(39)	*	*
Valesco Healthcare Partners II LP	34,035(40)	*	34,035(40)	*	*
Valesco Healthcare Overseas Fund, Ltd.	27,072(41)	*	27,072(41)	*	*
James J. Apostolakis	1,212,151(42)	2.4%	77,351(42)	1,134,800	2.3%

* Less than 1.0%.

(1)	Assumes the maximum number of shares registered under the registration statement of which this prospectus forms a part is sold.

(2)
Includes 75,150 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants. On March 13, 2006, Knott Partners, LP acquired 1,485,149 shares of our common stock and warrants to purchase 371,287 shares of our common stock. On March 24, 2006, Knott Partners, LP transferred an aggregate of 1,184,549 of those shares and warrants to purchase an aggregate of 296,137 shares to its affiliates, Finderne, LLC, Commonfund Hedged Equity Company, Matterhorn Offshore Fund Limited and Shoshone Partners, LP as described in notes (3), (4), (5) and (6) below.

(3)
Includes 5,725 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants that were acquired from Knott Partners, LP on March 24, 2006. Also includes 22,900 shares of common stock that were acquired from Knott Partners, LP on that date.

(4)
Includes 7,450 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants that were acquired from Knott Partners, LP on March 24, 2006. Also includes 29,800 shares of common stock that were acquired from Knott Partners, LP on that date.

(5)
Includes 202,212 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants that were acquired from Knott Partners, LP on March 24, 2006. Also includes 808,849 shares of common stock that were acquired from Knott Partners, LP on that date.

(6)
Includes 80,750 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants that were acquired from Knott Partners, LP on March 24, 2006. Also includes 323,000 shares of common stock that were acquired from Knott Partners, LP on that date.

(7)	Includes 5,875 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(8)	Includes 7,824 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(9)	Includes 12,167 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(10)	Includes 21,780 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(11)	Includes 53,090 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(12)	Includes 10,401 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(13)	Includes 85,556 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(14)	Includes 13,985 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(15)	Includes 5,903 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(16)	Includes 65,953 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(17)	Includes 10,638 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(18)	Includes 34,408 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(19)	Includes 6,688 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(20)	Includes 4,980 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(21)	Includes 96,080 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(22)	Includes 154,703 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(23)	Includes 55,693 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(24)	Includes 4,950 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(25)	Includes 37,128 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(26)	Includes 7,425 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(27)	Includes 18,564 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(28)	Includes 123,762 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(29)	Includes 49,505 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(30)	Includes 108,292 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(31)	Includes 72,710 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(32)	Includes 61,881 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(33)	Includes 45,173 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(34)	Includes 7,425 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(35)	Includes 9,282 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(36)	Includes 31,250 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(37)	Includes 30,631 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(38)	Includes 15,470 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(39)	Includes 3,248 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(40)	Includes 6,807 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(41)	Includes 5,414 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

(42)	Includes 15,470 shares that may be acquired on or after September 9, 2006 upon the exercise of the warrants.

PLAN OF DISTRIBUTION

The selling stockholders may sell the shares of common stock covered by this prospectus from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may offer their shares for sale in one or more of the following transactions:

•	on the Nasdaq National Market;

•
through the facilities of any national securities exchange or U.S. automated inter-dealer quotation system of a registered national securities association on which any of the shares of common stock are then listed, admitted to unlisted trading privileges or included for quotation at the time of sale;

•	in the over-the-counter market; and

•	in privately negotiated transactions.

The transactions in the shares may be effected by one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	purchases by a broker or dealer as principal, and the resale by that broker or dealer for its account under this prospectus, including resale to another broker or dealer;

•	block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal in order to facilitate the transaction; or

•	negotiated transactions between selling stockholders and purchasers without a broker or dealer.

The selling stockholders may sell their shares directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf, and in connection with such sales, the underwriters, broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts from the selling stockholders and/or the purchasers of the shares for whom they may act as agent or to whom they sell the shares as principal or both (which commissions, concessions, allowances or discounts might be in excess of customary amounts thereof). We have not been advised of any selling arrangement at the date of this prospectus between any selling stockholder and any underwriter, broker-dealer or agent. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We will receive the exercise price payable in connection with exercises of the warrants, which we intend to use for general corporate purposes.

In connection with the distribution of the shares, certain of the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the shares short and redeliver the shares to close out the short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery of the shares to the broker-dealer. The selling stockholders may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned, or upon a default, the broker-dealer may effect sales of the pledged shares.

The selling stockholders and any dealer acting in connection with the offering or any broker executing a sell order on behalf of a selling stockholder may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of shares by a selling stockholder and any commissions or discounts received by any such broker or dealer may be deemed to be underwriting compensation under the Securities Act. In addition, any such broker or dealer may be required to deliver a copy of this prospectus to any person who purchases any of the shares from or through such broker or dealer.

LEGAL MATTERS

For the purposes of this offering, Kaye Scholer LLP, New York, New York is passing upon the validity of the common stock offered by this prospectus.

EXPERTS

Goldstein Golub Kessler LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus forms a part. Our financial statements and management’s assessment are incorporated by reference in reliance on Goldstein Golub Kessler LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Federal securities laws require us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms, including those located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities being offering under this prospectus. This prospectus, which is a part of that registration statement, does not include all the information contained in the registration statement and its exhibits. For further information with respect to our company and the securities, you should consult the registration statement and its exhibits. Statements contained in this prospectus concerning the provisions of any documents are summaries of those documents, and we refer you to the document filed with the SEC for more information. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying as described above.

The SEC allows us to “incorporate by reference” certain information we file with them in this prospectus. This means that we can disclose important information to you by referring you to the other information we have filed with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus. The following documents filed by us with the SEC and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 1-10352) made prior to the termination of this offering are incorporated by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2005, filed March 13, 2006;

•	our Current Reports on Form 8-K filed on January 10, 2006, March 7, 2006 (other than Item 2.02 and Exhibit 99.1 thereto) and March 16, 2006; and

•	the description of our common stock contained in our registration statement on Form 8-A, as filed on February 8, 2004 with the SEC, as it may be amended from time to time.

Our website is http://www.columbialabs.com. Our website links to our filings available on the SEC website. We will also provide electronic or paper copies of our filings free of charge upon written or oral request. Information contained on our website or any other website is not incorporated into this prospectus and does not constitute a part of this prospectus. You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus by writing or calling us at:

Columbia Laboratories, Inc.
354 Eisenhower Parkway
Livingston, New Jersey 07034
Attention: David L. Weinberg, Chief Financial Officer
(973) 994-3999

WE HAVE NOT AUTHORIZED ANY DEALER, SALES PERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY STATE WHERE AN OFFER IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF            , 2006. YOU SHOULD NOT ASSUME THAT THIS PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE.

COLUMBIA LABORATORIES, INC.

9,285,261 SHARES
COMMON STOCK

PROSPECTUS

_____________, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses Of Issuance And Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, of which will be paid by us, in connection with the distribution of the common stock being registered. All amounts are estimated, except the SEC registration fee:

SEC registration fee	$4,401.32

Accounting fees and expenses	$2,000.00

Legal fees and expenses	$15,000.00

Miscellaneous	$2,598.68

Total	$24,000.00

Item 15. Indemnification Of Directors And Officers

Columbia Laboratories, Inc. is a Delaware corporation. Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation is permitted to indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a director, officer, employee or agent of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

Columbia’s bylaws provide that Columbia shall indemnify, to the full extent and under the circumstances permitted by the DGCL in effect from time to time, any past, present or future director or officer, made or threatened to be made a party to an action or proceeding other than one by or in the right of Columbia, by reason of the fact that such person is or was a director or officer, or was serving in such capacities at another entity at the specific request of Columbia, on the same conditions provided by the DGCL.

As permitted by Section 102(b)(7) of the DGCL, Columbia’s Certificate of Incorporation contains a provision eliminating the personal liability of a director to Columbia or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions.

Columbia maintains policies insuring its officers and directors against certain civil liabilities, including liabilities under the Securities Act.

Columbia has entered into indemnification agreements with each of its directors and officers. The indemnification agreements require, among other things, that Columbia indemnify our directors and officers to the fullest extent permitted by law and advance to our directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted.

Item 16. Exhibits

EXHIBIT NO. DESCRIPTION

4.1	-	Restated Certificate of Incorporation of the Company, as amended.1/

4.2	-	Amended and Restated By-laws of Company.2/

4.3	-	Securities Purchase Agreement, dated March 10, 2006, by and between the Company and the Purchasers listed on Exhibit A thereto.3/

5.1	-	Opinion of Kaye Scholer LLP.

23.1	-	Consent of Kaye Scholer LLP (included in Exhibit 5.1).

23.2	-	Consent of Goldstein Golub Kessler LLP.

24.1	-	Power of Attorney (included as part of the signature page of this Registration Statement).

1/	Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005.

2/	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998.

3/	Incorporated by reference to the Registrant’s Form 8-K filed with the SEC on March 16, 2006.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Livingston, New Jersey, on this 28th day of March, 2006.

COLUMBIA LABORATORIES, INC.

By:	/s/ David L. Weinberg
David L. Weinberg
Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints David L. Weinberg, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE

/s/ Robert S. Mills Robert S. Mills	President and Chief Executive Officer, (Principal Executive Officer)	March 28, 2006

/s/ Stephen G. Kasnet Stephen G. Kasnet	Chairman of the Board of Directors	March 28, 2006

/s/ Edward A. Blechschmidt Edward A. Blechschmidt	Vice Chairman of the Board of Directors	March 28, 2006

/s/ David L. Weinberg David L. Weinberg	Vice President-Finance, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 28, 2006

/s/ Denis M. O’Donnell Denis M. O’Donnell	Director	March 28, 2006

/s/ Selwyn P. Oskowitz Selwyn P. Oskowitz	Director	March 28, 2006

/s/ Valerie Andrews Valerie Andrews	Director	March 28, 2006

/s/ James Crofton James Crofton	Director	March 28, 2006

EXHIBIT INDEX

EXHIBIT NO. DESCRIPTION

4.1	-	Restated Certificate of Incorporation of the Company, as amended.1/

4.2	-	Amended and Restated By-laws of Company.2/

4.3	-	Securities Purchase Agreement, dated March 10, 2006, by and between the Company and the Purchasers listed on Exhibit A thereto.3/

5.1	-	Opinion of Kaye Scholer LLP.

23.1	-	Consent of Kaye Scholer LLP (included in Exhibit 5.1).

23.2	-	Consent of Goldstein Golub Kessler LLP.

24.1	-	Power of Attorney (included as part of the signature page of this Registration Statement).

1/	Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005.

2/	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998.

3/	Incorporated by reference to the Registrant’s Form 8-K filed with the SEC on March 16, 2006.